July 2, 2007

Room 4561

Mr. John P. Goldsberry
Senior Vice President and
  Chief Financial Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA  92618

> **Re:     Gateway Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 001-14500**

Dear Mr. Goldsberry:

We have reviewed your response to our letter dated May 1, 2007 in connection with the above referenced filings and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

(f)  Receivables from Suppliers, page 46

1.     Please tell us more about the arrangements that result in receivables from suppliers and tell us how you are accounting for these arrangements. As part of your response, explain the income statement impact of these transactions and refer to the authoritative guidance that you relied upon when determining your accounting.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 4.  Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 33

2.      We note your disclosure that "except as discussed above, there were no other
        changes …that materially affected, or are reasonably likely to materially affect,
        our internal control over financial reporting."  Your disclosure should state
        clearly, if correct, that there *were* changes in your internal control over financial
        reporting that occurred during the quarter that have materially affected, or are
        reasonably likely to materially affect, your internal control over financial
        reporting.  Please revise your disclosures in future filings.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine
Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any
questions regarding these comments.

                                                Sincerely,


                                                Mark Kronforst
                                                Accounting Branch Chief